Exhibit 99.1

AKANDA CORP.

NOTICE OF SPECIAL MEETING
TO BE HELD ON AUGUST 29, 2025
AND
MANAGEMENT INFORMATION CIRCULAR

JULY 29, 2025

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AKANDA CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS (the “Notice”)

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Akanda Corp. (the “Corporation”) will be held in person at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5, on Friday, August 29, 2025 at 10:00 a.m. (Toronto time).

The Meeting will also be simulcast on the Zoom platform, where you can observe the Meeting at:

https://bit.ly/3ISfKEA

or

https://gowlingwlgca.zoom.us/j/82956986797?pwd=qUkMEOdIk2YwSkGtBnXccrFV6nmNnu.1

If a password or meeting ID is required on sign on, please use the following:

Meeting ID: 829 5698 6797
Password: 651047

Those observing the Meeting through the zoom platform will not be able to speak, interact with other participants in the Meeting or other Shareholders, and will not be able to vote at the Meeting. Any Shareholders wishing to vote at the Meeting must attend the Meeting in person or provide the Corporation with a duly completed proxy as set out in the accompanying information circular (the “Information Circular”).

The Meeting is being held for the following purposes:

1.	to consider and, if deemed appropriate, pass a special resolution, the full text of which is set out in the Information Circular (as defined below), approving, in one or more amendments to the articles of the Corporation determined to be in the best interest of the Corporation by the Board of Directors and in accordance with the terms of the Share Exchange Agreement to:

(i)	create a class of special common shares (the “Class A Special Shares”);

(ii)	make certain amendments to the existing classes of shares to accommodate the rights associated with the Class A Special Shares;

(iii)	create a class of special common shares (the “Class B Special Shares”);

(iv)	make certain amendments to the existing classes of shares to accommodate the rights associated with the Class B Special Shares;

(v)	create a new class of “blank cheque” preferred shares without par value, issuable in series (the “Class A Preferred Shares”);

(vi)	make certain amendments to the existing classes of shares to accommodate the rights associated with the Class A Preferred Shares; and

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2.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Information Circular provides additional information relating to each of the matters to be addressed at the Meeting. Shareholders are directed to read the Information Circular carefully and in full to evaluate the matters to be considered at the Meeting.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is July 28, 2025 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Information Circular. To vote your proxy online please use the control number listed on the bottom of the enclosed form of proxy and visit: https://vote.odysseytrust.com. All instructions are listed on the back of the enclosed form of proxy. The Corporation’s transfer agent recommends that shareholders vote in advance of the Meeting.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares.

DATED at Toronto, Ontario this 29th, day of July 2025.

BY ORDER OF THE BOARD

(signed) “Katharyn Field”
Interim Chief Executive Officer and Director

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AKANDA CORP.

(“Akanda” or the “Corporation”)

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is dated July 29, 2025 and is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation (“Management”) for use at the special meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) to be held at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5, on Friday, August 29, 2025 at 10:00 a.m. (Toronto time), for the purposes set out in the notice of Meeting (the “Notice”) accompanying this Information Circular.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost to the Corporation. In some instances, the Corporation has distributed copies of the Notice, the Information Circular, and the accompanying form of proxy (the “Proxy”, and collectively with the Notice and Information Circular, the “Documents”) to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to Shareholders whose common shares in the capital of the Corporation (the “Common Shares”) are held by or in the custody of those Intermediaries (“Non-registered Shareholders”).

Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries.

Non-registered Shareholders who have received the Documents from their Intermediary should, other than as set out herein, follow the directions of their Intermediary with respect to the procedure to be followed for voting at the Meeting. Generally, Non-registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to the agent appointed as proxy manager for the Meeting, Odyssey Trust Corporation; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.

If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements. By choosing to send the Documents to you indirectly, the Intermediary holding on your behalf has assumed responsibility for (i) delivering the Documents to you, and (ii) executing your proper voting instructions.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers and/or directors of the Corporation (collectively, “Management’s Nominees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM, HER OR IT AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed form of proxy is received by Odyssey Trust Company at Proxy Department, #1100 - 67 Yonge Street, Toronto, Ontario M5E 1J8, Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his, her or its attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Corporation, at Gowling WLG (Canada) LLP, 100 King Street West, Suite 1600, Toronto, Ontario, M5X 1G5 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies and Discretion Thereof

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed Proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE APPROVAL OF THE AMENDMENT RESOLUTION. The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The enclosed Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote such proxy according to their best judgment.

VOTING SECURITIES AND RECORD DATE

The voting securities of the Corporation consist of an unlimited number of Common Shares and an unlimited number of preferred shares.

Pursuant to the by-laws of the Corporation, a quorum for the transaction of business at the Meeting shall be not less than two persons present in person and holding or representing by proxy not less than 10% of the votes attached to all shares entitled to be voted at the Meeting.

The close of business on July 28, 2025 will act as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof. Accordingly, only Shareholders of record on the Record Date are entitled to receive notice and vote at the Meeting or any adjournment(s) thereof, in person or by proxy. For greater certainty, those observing the Meeting simulcast on the Zoom platform and not otherwise present in person or represented by proxy will not be entitled to vote at the Meeting.

The registered holders of Common Shares are shown on the list of Shareholders which is available for inspection during usual business hours at Odyssey Trust Corporation, which is acting as the proxy manager for the Meeting, at #1100 - 67 Yonge Street, Toronto, Ontario M5E 1J8, Canada, at VStock Transfer, the Corporation’s registrar and transfer agent, at 18 Lafayette Pl, Woodmere, NY 11598, United States, and at the Meeting. The list of Shareholders will be prepared not later than two calendar days after the Record Date. If a person has acquired ownership of shares since the Record Date, he, she or it may establish such ownership and demand, not later than five calendar days before the Meeting, that his, her or its name be included in the list of Shareholders.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Amendment to Articles

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution (the “Amendment Resolution”) authorizing the Board to elect, in its discretion and in the best interest of the Corporation pursuant to the Share Exchange Agreement, to file one or more articles of amendment (collectively, the “Articles of Amendment”), to amend the Corporation’s articles in order to:

(a)	create a class of special common shares (the “Class A Special Shares”);

(b)	make certain amendments to the existing classes of shares to accommodate the rights associated with the Class A Special Shares;

(c)	create a class of special common shares (the “Class B Special Shares”);

(d)	make certain amendments to the existing classes of shares to accommodate the rights associated with the Class B Special Shares;

(e)	create a new class of “blank cheque” preferred shares without par value, issuable in series (the “Class A Preferred Shares”); and

(f)	make certain amendments to the existing classes of shares to accommodate the rights associated with the Class A Preferred Shares.

Description of Transaction and Purpose of the Amendments

On March 5, 2025, the Corporation entered into a Share Exchange Agreement, as amended on March 5, 2025, and July 29, 2025 (as so amended, and as may be amended from time to time, the “SEA”), with First Towers & Fibers Corp., a corporation existing under the laws of the Province of British Columbia (“FTFC”) and the common shareholders of FTFC (the “FTFC Shareholders”). It is expected that the SEA will be amended, and the transaction contemplated by the amended SEA will close, on or about July 30, 2025 (the “Closing Date”), pursuant to which, among other things, all of the common shares of FTFC (the “Exchanged Shares”) are to be exchanged for either (a) Class A Special Shares (representing approximately 19.9% of all of the shares to issued to the FTFC Shareholders pursuant to the SEA, and that convert into Corporation common shares on a one-for-one basis) and Class B Special Shares (representing approximately 80.1% of all of the shares to issued to the FTFC Shareholders pursuant to the SEA, and that convert into Corporation common shares on a one-for-one basis), in each case subject to shareholder approval to so authorize and issue such Class A Special Shares and Class B Special Shares, or (b) cash, and FTFC is continuing as a wholly owned subsidiary of the Company.

Although the transactions contemplated by the SEA were consummated on the Closing Date, the issuance of the Class A Special Shares and the Class B Special Shares will not been issued on that date, and shall be issued only after approvals of (a) the Amendment Resolutions described in this Management Information Circular (with respect to both the Class A Special Shares and the Class B Special Shares) and (b) the further approval at a second special meeting of shareholders expected to be held by the Corporation, to authorize the issuance of the Class B Special Shares and the Corporation’s common shares issuable upon conversion of the Class B Special Shares (the “Subsequent Special Meeting”).

Pursuant to the SEA, the Corporation will enter into, at the Closing, a registration rights agreement on behalf of the FTFC Shareholders to receive Class A Special Shares and Class B Special Shares pursuant to the SEA, in order to register for resale under U.S. securities laws, all of the common shares of the Corporation underlying such Class A Special Shares and Class B Special Shares, as, if and when issued.

The Amendment Resolution, the Articles of Amendment, and the Subsequent Special Meeting are being sought by the Corporation to approve the issuance of more than 19.99% of its outstanding common shares in connection with the SEA, at a price per share that may be less than the “minimum price” under Nasdaq Listing Rule 5635(d) and which may be deemed a “change of control” under Nasdaq Listing Rule 5635(b).

While the SEA, including any further amendments, will have been executed and delivered, and the transactions thereunder will have been closed prior to the Meeting Date, the Corporation’s ability to issue the Class A Special Shares and the Class B Special Shares, and the common shares underlying the Class B Special Shares, is subject to, among other post-closing conditions, the approval by the Corporation’s shareholders of (a) the authorization to issue the Class A Special Shares and the Class B Special Shares and (b) the issuance of all shares of the Class B Special Shares and the common shares underlying the Class B Special Shares. Pursuant to the terms of the SEA, the Corporation agreed to submit to its shareholders for their consideration the approval of the authorization to issue the Class A Special Shares and the Class B Special Shares at this Special Meeting, in accordance with applicable rules of Nasdaq. Additionally, the Corporation agreed to submit to its shareholders (other than the holders of the Class A Special Shares) for their consideration at the Subsequent Special Meeting, the approval to issue the Class B Special Shares and the common shares underlying the Class B Special Shares, in accordance with applicable rules of Nasdaq.

The Corporation’s common shares are listed on the Nasdaq Capital Market, and, although the Corporation is a “Foreign Private Issuer” under applicable rules and regulation of the U.S. Securities and Exchange Commission and may opt out of obtaining shareholder approval under Nasdaq rules, the Corporation has nevertheless determined that it would not opt-out of the applicable rules of Nasdaq as if it were a domestic filer, including Nasdaq Listing Rules 5635(b) and 5635(d). Nasdaq Listing Rule 5635(b) requires the Corporation to obtain stockholder approval prior to certain issuances with respect to common shares or securities convertible into common shares which could result in a change of control of the issuer. Generally, Nasdaq interpretations provide that the acquisition of 20% of the shares of an issuer by one person or group of affiliated persons may be considered a change of control of such issuer. Nasdaq Listing Rule 5635(d) requires domestic issuers to obtain stockholder approval prior to certain issuances with respect to common shares or securities convertible into common shares other than in a public offering if the price is below the “Minimum Price” (as determined in accordance with Nasdaq rules) in an amount greater than or equal to 20% of the number of common shares outstanding prior to such issuance, regardless of whether such shares are issued to one person or group or are more widely distributed.

If these proposals are approved, existing shareholders of the Corporation will suffer significant dilution in ownership interests and voting rights as a result of the issuance of Class A Special Shares and the Class B Special Shares, and the common shares underlying such special shares. Assuming the issuance of the Class A Special Shares and Class B Special Shares, and the conversion of all such special shares into common shares of the Corporation, the FTFC Shareholders would collectively own approximately 15,377,816 common shares of the Corporation, constituting approximately 87.11% of the outstanding common shares of the Corporation.

If the Corporation’s shareholders do not approve the Amendment Resolution and the Articles of Amendment, and the issuance of the Class B Special Shares and the underlying common shares at the Subsequent Special Meeting, the amended SEA is expected to provide that the Company shall call further special meetings of the shareholders to seek such shareholder approval until obtained.

The amended SEA, as well as any other disclosure required under applicable law, will be disclosed on the Corporation’s profile on the SEC’s EDGAR website.

The Class A Special Shares

Shareholders will be asked to consider and, if deemed advisable, approve with or without variation, the Amendment of Articles Resolution, which approves, among other things, the amendment of the Articles to create a new class of special common shares without nominal or par value, (the “Class A Special Shares).

The holders of the Class A Special Shares shall be entitled to one vote for each Class A Special Shares held at all meetings of shareholders of the Corporation and shall vote as a single class with the Common Shares and the Class A Special Shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series, provided that the holders of Class A Special Shares may not cast a vote in respect of a resolution intended to allow the Corporation to issue Class B Special Shares pursuant to the transactions contemplated in the Share Exchange Agreement in accordance with applicable Nasdaq Listing Rules.

Subject to the prior rights of any other class ranking senior to the Class B Special Shares and equal in rank to the Common Shares and Class B Special Shares, Common Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the directors may from time to time declare.

In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Common Shares and Class B Special Shares, the holders of the Class A Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

Additional terms and conditions to the Class A Special Shares are provided in the attached Schedule A to the Circular.

The Class B Special Shares

Shareholders will be asked to consider and, if deemed advisable, approve with or without variation, the Amendment of Articles Resolution, which approves, among other things, the amendment of the Articles to create a new class of special common shares without nominal or par value, (the “Class B Special Shares”) provided that no Class B Special Shares may be issued until the shareholders of the Corporation (other than the holders of the Class A Special Shares) and the Nasdaq Stock Market have approved the transactions contemplated pursuant to the Share Exchange Agreement.

The holders of the Class B Special Shares shall be entitled to one vote for each Class B Special Share held at all meetings of shareholders of the Corporation and shall vote as a single class with the Common Shares and the Class A Special Shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

Subject to the prior rights of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Class B Special Shares, Common Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the directors may from time to time declare.

In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Common Shares, the holders of the Class B Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

Additional terms and conditions to the Class B Special Shares are provided in the attached Schedule A to the Circular.

The Preferred Shares

Shareholders will be asked to consider and, if deemed advisable, approve with or without variation, the Amendment Resolution, which approves, among other things, the amendment of the Articles to create a class of “blank cheque” preferred shares without par value, issuable in series (the “Class A Preferred Shares”). The discretion of the Board to determine the number of, and the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares may cause the Class A Preferred Shares to be considered “blank cheque” preferred shares.

Pursuant to the Articles, as amended, the Board may, before issuance and subject to the Articles, determine the designation, rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares of each series including, without limiting the generality of the foregoing: (i) the rate, amount or method of calculation of any dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue and any preference of such dividends; (b) any rights of redemption and/or purchase and the redemption or purchase prices and terms and conditions of any such rights; (c) any rights of retraction vested in the holders of Class A Preferred Shares of such series and the prices and terms and conditions of any such rights and whether any other rights of retraction may be vested in such holders in the future; (d) any conversion rights; (e) any rights to receive the remaining property of the Corporation upon dissolution, liquidation, or winding-up and the amount and preference of any such rights; and (f) any other provisions attaching to any such series of the Class A Preferred Shares.

The Articles must be amended to permit the issuance of blank cheque Class A Preferred Shares. Further, the Board believes that it will be beneficial to the Corporation to have the ability to issue further series of Class A Preferred Shares going forward as it will provide management with greater flexibility in raising capital for the Corporation, permitting it to take advantage of acquisition opportunities or changes in the market that may arise from time to time. The creation of the blank cheque Class A Preferred Shares would permit the Board to negotiate with potential investors regarding the rights and preferences of a series of Class A Preferred Shares that may be issued to meet market conditions and financing opportunities as they arise, without the expense or delay in connection with calling a shareholders’ meeting to approve specific terms of any series of Class A Preferred Shares. The Class A Preferred Shares may be used by the Corporation for any appropriate corporate purpose, including, without limitation, as a means of obtaining additional capital for use in the Corporation’s business and operations.

Except as provided in any special rights or restrictions attaching to any series of Class A Preferred Shares issued from time to time, the holders of Class A Preferred Shares will neither be entitled to attend any general meeting of the Corporation’s shareholders nor vote at any such meeting.

Except as provided in any special rights or restrictions attaching to any series of Class A Preferred Shares issued from time to time, the holders of Class A Preferred Shares will be entitled to receive dividends as and when declared by the Board in such amounts and in such form as the Board may determine from time to time.

Except as provided in any special rights or restrictions attaching to any series of Class A Preferred Shares issued from time to time, in the event of liquidation, dissolution or winding-up of the Corporation, each holder of Class A Preferred Shares will be entitled to be paid, in preference to and in priority over any distribution of assets or payment to holders of Common Shares, such amount as set forth in the share terms applicable to such series of Class A Preferred Shares.

Additional terms and conditions for the Class A Preferred Shares are provided in the attached Schedule A to the Circular.

Amendment Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Amendment Resolution authorizing the Board to elect, in its discretion and in the best interest of the Corporation pursuant to the Share Exchange Agreement, to file one or more Articles of Amendment giving effect to the amendments described herein. The Amendment Resolution is a special resolution (as such term is defined in the Act) and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present, or represented by proxy, at the Meeting. The full text of the Amendment Resolution is as follows:

“BE IT RESOLVED, as a special resolution of the shareholders of Akanda Corp. (the “Corporation”), that:

1.	the authorized share structure of the Corporation be altered by creating an unlimited number of Class A Special Shares without nominal or par value;

2.	the special rights and restrictions substantially in the form set out in Schedule “A” to management information circular of the Corporation dated July 29, 2025 be attached to the Class A Special Shares;

3.	the authorized share structure of the Corporation be altered by creating an unlimited number of Class B Special Shares without nominal or par value;

4.	the special rights and restrictions substantially in the form set out in Schedule “A” to management information circular of the Corporation dated July 29, 2025 be attached to the Class B Special Shares;

5.	the authorized share structure of the Corporation be altered by creating an unlimited number of Class “A” Preferred shares without par value, issuable in series (the “Class A Preferred Shares”);

6.	the special rights and restrictions substantially in the form set out in Schedule “A” to management information circular of the Corporation dated July 29, 2025 be attached to the Class “A” Preferred Shares;

7.	any director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered one or more articles of amendment of the Corporation to the director under the Business Corporations Act (Ontario) and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

8.	notwithstanding that the language and form of the special rights and restrictions associated with the Class A Special Shares, Class B Special Shares and Class A Preferred Shares have been attached to this Circular, the precise form and language of the amendment may differ materially from the form provided as may be necessary and desirable to give effect to the transactions set out in the Share Exchange Agreement, and any officer or director may make any alterations to the amendment as in the opinion of such director or officer may be necessary or desirable in order to carry out the Corporation’s obligations under the Share Exchange Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

9.	notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the Board may, in its sole discretion (including in the circumstances described in the Circular), revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the common shares of the Corporation; and

10.	any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the Amendment Resolution.

The issuance of additional Class A Preferred Shares could affect the rights of the holders of Common Shares and Special Shares. For example, such issuance could result in a class of securities outstanding that would have preferential voting, dividend, and liquidation rights over the Common Shares, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to the Common Shares and Special Shares. The authority possessed by the Board to issue Class A Preferred Shares could potentially be used to discourage attempts by others to obtain control of the Corporation through merger, take-over bid offer, proxy contest or otherwise by making such attempts more difficult or costly to achieve. The Board may issue Class A Preferred Shares without shareholder approval and with voting and conversion rights which could adversely affect the voting power of holders of Common Shares and Special Shares.

The following table is a non-exhaustive summary of some of the types of preferences, special rights and restrictions, and privileges that may or may not attach to any particular series of the Class A Preferred Shares, as determined by the Board in its sole discretion at the time of such issuance and is for illustrative purposes only.

	Rights and Restrictions	Class A Preferred Shares

1.	Creation of Class A Preferred Shares	May be issued at any time in one or more series and hold special rights and restrictions as the Board determines by resolution.

2.	Voting Rights	May or may not be provided with the right to receive notice of, be present or vote at any general meeting of the shareholders of the Corporation, with such number of votes per Class A Preferred Share as set out in the special rights and restrictions to be determined by the Board. In addition, the holder may or may not have a right to that number of votes equal to the number of Common Shares issuable upon conversion of the Class A Preferred Shares and may or may not be entitled to vote with the holders of the voting Common Shares on an as-converted basis.

3.	Right to Dividends	May or may not have a right to receive dividends, when and if declared by the Board.

4.	Payment of Dividends	May or may not be paid in priority to the Common Shares. In addition, a holder may or may not be entitled to receive a dividend, senior to any dividend declared in respect of the Common Shares and any other capital stock of the Corporation, when and if declared by the Board. A holder may or may not also be entitled to participate on a pro rata basis in any dividends, when and if declared by the Board, that are paid on Common Shares on an as-converted basis.

5.	Priority on Liquidation	May or may not have priority over holders of Common Shares upon distribution of assets. A priority on liquidation would entitle holders of the Class A Preferred Shares to receive a specified amount upon certain specified dissolution events. Thereafter, such holders may participate with the Common Shares and any other capital stock of the Corporation on an as converted basis.

6.	Anti-Dilution Rights	May or may not have anti-dilution rights providing anti-dilution protection in the event of stock splits, stock dividends, combinations, recapitalizations and other corporate transactions involving the Corporation.

7.	Pre-Emptive Rights	May or may not have pre-emptive rights which would provide that each time the Corporation proposes to allot, issue, sell or resell any equity securities, the company shall first offer the equity securities to holders of Class A Preferred Shares in accordance with the holder’s pro rata portion of the Corporation’s capital stock, on an as-converted basis.

No special rights or restrictions attached to a series of the Class A Preferred Shares shall confer on that series priority over any other series of Class A Preferred Shares in respect of: (a) dividends, or (b) a return of capital upon the dissolution of the Corporation or the occurrence of any other event that entitles the shareholders holding the shares of all series of Class A Preferred Shares to a return of capital.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in this Information Circular. If any other matter properly comes before the Meeting, the persons named in the Proxy will vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s audited consolidated financial statements for the fiscal year ended December 31, 2024 and the MD&A. Shareholders who wish to obtain a copy of the financial statements of the Corporation and the MD&A should email a request to the Corporation at accounts@akandacorp.com, Attention: Financial Reporting.

SCHEDULE “A”

SHARE STRUCTURE OF AKANDA CORP.

PART 1
DEFINITIONS

1.1	Definitions:

(a)	“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(b)	“Automatic Conversion” means the automatic conversion into Common Shares of the Class A Special Shares and Class B Special Shares, as applicable, each in accordance with the terms and conditions set forth in PART 6 of these Articles.

(c)	“Automatic Conversion Date” has the meaning set forth in Section 6.3.

(d)	“Class A Special Shares” means the Class A Special Shares in the capital of the Corporation.

(e)	“Class B Special Shares” means the Class B Special Shares in the capital of the Corporation.

(f)	“Common Shares” means the common shares in the capital of the Corporation.

(g)	“Conversion Rate” has the meaning set forth in Section 5.2.

(h)	“Corporation” means the corporation to which these articles are in respect of.

(i)	“holder” of any share referred to herein means the holder of such share as registered on the central securities register of the Corporation and, in respect of shares held by joint holders, means all such joint holders.

(j)	“Liquidation Distribution” means a distribution of assets of the Corporation among its shareholders arising on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(k)	“Original Issue Date” means the date on which the first Special Share is issued.

(l)	“Permitted Transfer” means, in respect of a proposed Transfer by a holder of Special Shares:

(i)	in the case of an individual, by gift to a member of one of the individual’s immediate family, to a trust, the beneficiaries of which are members of the individual’s immediate family or an Affiliate of such individual, in each case for estate planning purposes;

(ii)	in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(iii)	in the case of an individual, pursuant to a qualified domestic relations order;

(iv)	by virtue of the holder’s organizational documents upon liquidation or dissolution of the holder; or

(v)	subject to the provisions of Section 5.1, a Transfer to the officers or directors of such holder, the members or partners of such holder, any Affiliates of such holder or any employee of such Affiliate.

(m)	“Permitted Transferee” means any transferee arising from a Permitted Transfer.

(n)	“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

(o)	“Share Exchange Agreement” means share exchange agreement dated as of March 5, 2025, amended as of March 31, 2025 and further amended as of July 29, 2025 (and as may be amended from time to time), among the Corporation, First Towers & Fiber Corp., a corporation existing under the laws of the Province of British Columbia, and certain common shareholders of the Corporation listed in Schedule “A” of the agreement.

(p)	“Special Shares” means, collectively, the Class A Special Shares and Class B Special Shares.

(q)	“Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or encumbrance in or disposition of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise, provided that a Permitted Transfer as contemplated in Section 1.1(l)(i) and Section 1.1(l)(v) shall be without consideration or for nominal consideration).

PART 2
COMMON SHARES

2.1	Common Shares. The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value.

2.2	Voting. The holders of the Common Shares shall be entitled to one vote for each Common Share held at all meetings of shareholders of the Corporation, and shall vote as a single class with the Common Shares and the Class A Special Shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

2.3	Dividends. Subject to the prior rights of any other class ranking senior to the Class A Special Shares and equal in rank to the Class A Special Shares and Class B Special Shares, Common Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the directors may from time to time declare.

2.4	Liquidation Distribution. In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Class B Special Shares, the holders of the Common Shares shall be entitled to receive all remaining property and assets of the Corporation.

PART 3
Class A Special SHARES

3.1	Class A Special Shares. The Corporation is authorized to issue an unlimited number of Class A Special Shares without nominal or par value.

3.2	Voting. The holders of the Class A Special Shares shall be entitled to one vote for each Class A Special Shares held at all meetings of shareholders of the Corporation and shall vote as a single class with the Common Shares and the Class A Special Shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series, [provided that the holders of Class A Special Shares may not cast a vote in respect of a resolution intended to allow the Corporation to issue Class B Special Shares pursuant to the transactions contemplated in the Share Exchange Agreement in accordance with applicable Nasdaq Listing Rules.

3.3	Dividends. Subject to the prior rights of any other class ranking senior to the Class B Special Shares and equal in rank to the Common Shares and Class B Special Shares, Common Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the directors may from time to time declare.

3.4	Liquidation Distribution. In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Common Shares and Class B Special Shares, the holders of the Class A Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

PART 4
Class b Special SHARES

4.1	Class B Special Shares. The Corporation is authorized to issue an unlimited number of Class B Special Shares without nominal or par value, provided that no Class B Special Shares may be issued until the shareholders of the Corporation and the Nasdaq Stock Market have approved the transactions contemplated pursuant to the Share Exchange Agreement.

4.2	Voting. The holders of the Class B Special Shares shall be entitled to one vote for each Class B Special Shares held at all meetings of shareholders of the Corporation, and shall vote as a single class with the Common Shares and the Class A Special Shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

4.3	Dividends. Subject to the prior rights of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Class B Special Shares, Common Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the directors may from time to time declare.

4.4	Liquidation Distribution. In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Common Shares, the holders of the Class B Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

PART 5
TRANSFERS

5.1	Limits on Transferability. None of the Special Shares may be Transferred without the prior approval of the board of directors, which shall only be given if:

(a)	the board of directors is satisfied that the Transfer is a Permitted Transfer; and

(b)	the transferring holder and the Permitted Transferee enter into a written agreement in form and substance reasonably satisfactory to the Corporation providing such assurances as the Corporation may require relating to, among other things:

(i)	the eligibility of the Transfer as a Permitted Transfer;

(ii)	the Permitted Transferee’s acknowledgement of the transfer restrictions in respect of the Special Shares being transferred; and

(iii)	the Permitted Transferee’s agreement to be bound by all of the covenants, agreements and obligations of the transferring holder to the Corporation in respect of (x) matters relating to the Special Shares and (y) the transferring holder’s ownership of the Special Shares.

The Corporation shall not register, and no holder shall have any right to request, any Transfer of the registered ownership of any Special Shares without such approval. For greater certainty, no holder shall be entitled to pledge, mortgage, exchange, hypothecate or grant a security interest or encumbrance in any Special Shares.

Notwithstanding the foregoing, any holder or proposed holder of Special Shares may, at such Person’s option, at any time (whether before or after the issuance of any Special Shares to such Person) provide an irrevocable direction and agreement (the “Direction”) in favour of the Corporation, that a proposed Transfer contemplated in Section 1.1(l)(v) shall be deemed not be a Permitted Transfer in respect of any Special Shares held or proposed to be held by such Person (and, for greater certainty, such Direction may (but need not) also provide that any other proposed Transfer contemplated in Section 1.1(l)(v) shall be conditional upon the proposed transferee executing an identical Direction), whereupon the Corporation shall thereafter disregard any request by such Person for a Transfer to be made pursuant to Section 1.1(l)(v) unless such request complies with such Direction.

5.2	Conversion Provisions. Unless and until adjusted as provided for in this Section 5.2, for all conversions of Special Shares, each Special Share shall be converted into Common Shares on a 1:1 basis (the “Conversion Rate”).

(a)	No fractional Common Shares shall be issued upon conversion of the Special Shares. All Common Shares (including fractions thereof) issuable upon conversion of more than one Special Share by a holder thereof shall be aggregated for the purpose of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional Common Share, the holder shall be entitled to the number of Common Shares determined by rounding the entitlement down to the nearest whole number.

(b)	If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Shares, the Special Shares shall be similarly subdivided at the same time (failing which the Conversion Rate shall be adjusted accordingly). If the Corporation shall at any time or from time to time after the Original Issue Date effect a consolidation of the outstanding Common Shares, the Special Shares shall be similarly consolidated at the same time (failing which the Conversion Rate shall be adjusted accordingly).

(c)	If the Common Shares of the Corporation shall be changed into the same or a different number of shares of any class, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares, or a reorganization, merger, amalgamation, arrangement, consolidation, business combination or sale of assets provided for below), then in the event that any Special Shares are thereafter converted into Common Shares, the holders of the Special Shares shall be entitled to receive the kind and amount of shares or other securities or property receivable, upon such reorganization, reclassification or other change, that would have otherwise been receivable by the holders of the number of Common Shares into which such Special Shares would have been converted immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(d)	In case of any merger, amalgamation, consolidation, arrangement, reorganization or other business combination involving the Corporation and any other corporation or other entity or Person, then in the event that any Special Shares are thereafter converted into Common Shares, such Special Shares shall thereafter be convertible (or shall be converted into a security which shall be convertible) into the kind and amount of shares or other securities or property to which a holder of the number of Common Shares of the Corporation that would have otherwise been deliverable upon conversion of such Special Shares would have been entitled upon such event; and, in such case, appropriate adjustment (as determined in good faith by the board of directors of the Corporation) shall be made in the application of the provisions in this Section 5.2(d) set forth with respect to the rights and interest thereafter of the holders of the Special Shares, to the end that the provisions set forth in this Section 5.2(d) (including provisions with respect to changes in and other adjustments of the Conversion Rate) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares or other securities or property thereafter deliverable upon the conversion of the Special Shares.

(e)	Upon any Special Shares being converted as herein provided, all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Automatic Conversion Date, other than the right of the holders thereof to receive Common Shares in exchange therefor.

PART 6
AUTOMATIC CONVERSIONS OF SPECIAL SHARES

6.1	Class A Special Shares. Class A Special Shares shall be converted automatically into Common Shares immediately upon the Corporation’s shareholders passing a resolution approving the issuance of Class B Special Shares in accordance with Nasdaq Listing Rule 5635(d).

6.2	Class B Special Shares. Class B Special Shares shall be converted automatically into Common Shares on the following schedule, provided that none of the Class B Special Shares shall convert to Common Shares prior to the approval of the conversion of the Class B Special Shares into Common Shares in accordance with the listing rules of the Nasdaq Stock Market, as set forth in the Share Exchange Agreement:

(a)	19.9% of the Class B Special Shares will convert to Common Shares on the date that is 5 months from date of the completion of the transactions contemplated in the Share Exchange Agreement;

(b)	25% of the Class B Special Shares will convert to Common Shares on the date that is 9 months from date of the completion of the transactions contemplated in the Share Exchange Agreement;

(c)	25% of the Class B Special Shares will convert to Common Shares on the date that is 12 months from date of the completion of the transactions contemplated in the Share Exchange Agreement;

(d)	All remaining Class B Special Shares will convert to Common Shares on the date that is 15 months from date of the completion of the transactions contemplated in the Share Exchange Agreement;

the calculation of such number of shares made on a pro-rata per holder basis.

6.3	Automatic Conversion. Upon the occurrence of an automatic conversion under the foregoing Sections, all the then issued and outstanding Special Shares of the applicable class shall be converted automatically without any further action by the holders thereof and whether or not the certificates (if any) representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that in each case all holders of Special Shares being converted shall be given written notice of the occurrence of an Automatic Conversion, including the date such event occurred (the “Automatic Conversion Date”), and the Corporation shall not be obligated to issue certificates evidencing the Common Shares issuable upon such conversion unless certificates evidencing such Special Shares being converted, if any, are either delivered to the Corporation, or its transfer agent, or the holder notifies the Corporation, or its transfer agent, that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation (and its transfer agent, if applicable) from any loss incurred by it in connection therewith.

6.4	Effect of Automatic Conversion. On the Automatic Conversion Date, all rights with respect to the Special Shares so converted shall terminate, except for any of the rights of the holder thereof, upon surrender of the holder’s certificate or certificates therefor, to receive certificates for the number of Common Shares into which such Special Shares have been converted. Upon the automatic conversion of the applicable Special Shares, the holders of such Special Shares shall surrender the certificates representing such shares at the registered office of the Corporation or of its transfer agent. Upon surrender of such certificates, the Corporation shall promptly issue and deliver to such holder, in such holder’s name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which the Special Shares surrendered were converted on the Automatic Conversion Date. Such conversion shall be deemed to have been made upon the occurrence of the Automatic Conversion and the Person or Persons entitled to receive the Common Shares issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Shares at such time.

PART 7
class a preferred shares

7.1	Class A Preferred Shares. Subject to the rights, privileges, restrictions and conditions that attach to the shares of any other class, the Class A Preferred Shares, as a class, shall have attached to them the following rights, privileges, restrictions and conditions.

7.2	Directors’ Authority to Issue in One or More Series. The Class A Preferred Shares may from time to time be issued in one or more series. The directors may, by resolution passed before the issue of any particular series of Class A Preferred Shares, alter the Articles of the Corporation to fix the number of shares in that series and determine the designation of shares of that series; and to create, define and attach the special rights and restrictions attaching to the shares of that series.

7.3	Voting. Except as specifically provided for in any special rights or restrictions attaching to any series of Class A Preferred Shares issued from time to time, the holders of Class A Preferred Shares will neither be entitled to attend any general meeting of the Corporation’s shareholders nor vote at any such meeting.

7.4	Pari Passu Ranking on Dividends and Return of Capital. In respect of dividends or a return of capital (whether on winding up or on the occurrence of another event that would result in the holders of all series of Class A Preferred Shares being entitled to a return of capital):

(a)	the Class A Preferred Shares shall have priority over the Common Shares and over any other shares of the Corporation ranking junior to the Class A Preferred Shares in respect of such payment;

(b)	the Class A Preferred Shares shall rank junior to any other shares of the Corporation ranking senior to the Class A Preferred Shares in respect of such payment; and

(c)	no special rights or restrictions attached to a series of Class A Preferred Shares shall confer upon a series priority over any other series of Class A Preferred Shares then outstanding.

7.5	Ratable Participation. If cumulative dividends in respect of a series of Class A Preferred Shares are not paid in full, the shares of all series of Class A Preferred Shares shall participate rateably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. If amounts payable on a winding up, or on the occurrence of any other event that would result in the holders of all series of Class A Preferred Shares being entitled to a return of capital, are not paid in full, the shares of all series of Class A Preferred Shares shall participate rateably in a return of capital in respect of the class in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full.